

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Ian G. Cockwell
Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

>   **RE: Brookfield Homes Corporation**
>   **Registration Statement on Form S-3**
>   **Filed December 23, 2008**
>   **File No. 333-156416**

Dear Mr. Cockwell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

<u>General</u>

1. We note that the preferred stock you are offering will be convertible into shares of common stock. It appears that this underlying common stock should be registered under the Securities Act. Please revise accordingly.

2. We note your disclosure on page 1 and elsewhere that you intend to apply to list the convertible preferred stock on the New York Stock Exchange. Please tell us when and how you intend to register the convertible preferred stock under the Exchange Act.

3. We note your risk factor discussion on page 18 under the caption "Dividends on convertible preferred stock may be paid in shares of our common stock." It appears that the common stock issuable as a dividend should be registered under the Securities Act. Please revise accordingly.

Description of Capital Stock, page 32

4. We note the disclosure in the introductory paragraph that the summary is qualified by reference to your charter documents. You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly.

Legal Matters, page 36

5. Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Item 17. Undertakings, page II-2

6. Please provide the undertakings required by Item 512(a) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. Miller
        Dorsey & Whitney LLP
        Suite 1605
        777 Dunsmuir Street, Pacific Centre
        Vancouver, British Columbia
        Canada V7Y 1K4